UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 3, 2009

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Vimicro Appoints Jeffrey Zeng to Board of Directors

Replaces Departing Director Victor Yang

BEIJING – August 03, 2009 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced the appointment of Jeffrey Zeng to its Board of Directors. Mr. Zeng will fill the seat held by Victor Yang, who served as a director since 2000 and retired from the Board on July 31, 2009. Mr. Zeng will serve as an independent director and member of the audit committee.

“We are pleased to welcome Jeffrey Zeng to the Board of Directors, while we would also like to extend our appreciation to Victor Yang for his years of excellent service,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Mr. Zeng brings a wealth of experience in business management, financial investments and corporate strategy that will be helpful to Vimicro as we engage in a number of growth initiatives as well as current strategic opportunities. We look forward to his service and future contributions to the Vimicro Board.”

Mr. Zeng is a Founding Managing Partner of Kaixin Investment, a private equity firm funded by China Development Bank and the CITIC Group (formerly the China International Trust and Investment Company). Prior to joining Kaixin Investment, he served as Managing Director of Walden International, an established global venture capital firm, for which he was primarily responsible for venture investments in China and other Asian countries. He also served as Assistant to the Chairman at CITIC Pacific Ltd. in Hong Kong. Earlier in his career, he was an International Business Consultant at APTI (IBM Japan Group) in Fujisawa, Japan and Assistant to the President of Stone Group in Beijing, China. Mr. Zeng holds a Bachelor of Science in Economics from the University of Nagasaki, Japan and a Master of Management degree from Stanford University.

Mr. Zeng currently serves as an independent director for 4 listed companies, including China Greatwall Computer Shenzhen Co., Ltd. (Shenzhen Stock Exchange), Shanghai AJ Corporation (Shanghai Stock Exchange), E-House(China)Holdings Limited (NYSE), and Chinasoft International Ltd. (SEHK). He also serves on the board of directors of Hunan Talkweb Information System Ltd (Shenzhen Stock Exchange).

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics, communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Investor Contacts:

Vanessa Wang, Investment & IR Manager

Phone: (+8610) 6894-8888 ext. 7294

Email: wangjingyi@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com